UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2025

Commission File Number: 001- 40368

SAIHEAT Limited

(Exact name of registrant as specified in its charter)

c/o #01-05 Pearl’s Hill Terrace, Singapore, 168976

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

EXPLANATORY NOTE

Change in control

On July 1, 2025, Risheng Li, entered into a share transfer form with Peng Zhang, pursuant to which Risheng Li, as transferor, agreed to transfer his one ordinary share of Energy Science Artist Holding Limited (“Energy Science”), a British Virgin Islands Business Company, representing 100% issued share capital of Energy Science, to Peng Zhang, as transferee, for nil consideration (the “Transfer”). The consummation of the Transfer resulted in a change in control of the SAIHEAT Limited (the “Company”), with Peng Zhang becoming the sole controlling shareholder of the Company. There are no arrangements or understandings among the members of both the former and new control groups of the Company and their associates with respect to the election of officers of the Company or other matters, except as set forth herein.

Resignation of Director and Appointment of Director

On July 8, 2025, Risheng Li resigned from the board of directors (the “Board”) of the Company, and as the chief executive officer and the acting chief financial officer of the Company, effective as of the same date. Risheng Li’s resignation was for personal reasons and was not a result of any dispute or disagreement with the Company, the Board or its management, or any matter related to the operations, policies, procedures or practices of the Company.

Following Risheng Li’s resignation, the Board appointed Jianwei Li (“Mr. Li”) as a new member to the Board, and as the chief executive officer of the Company, both effective from July 8, 2025. The Company is in the process of conducting a search for suitable candidate to serve as the chief financial officer of the Company.

The biographical information of Jianwei Li is set forth below:

Mr. Li serves as the founding and managing partner of Zhencheng Capital, a venture capital firm specializing in early-stage technology investments since May 2016. From May 2015 to May 2016, Mr. Li served as a Partner at ZhenFund, an early-stage investment firm. From July 2011 to May 2015, Mr. Li served as Vice President at Sequoia Capital China and led the investments in AI hardware and enterprise software sectors. From February 2007 to June 2011, Mr. Li served as the Vice President at Fidelity Growth Partners Asia and oversaw investments in the telecommunications, media and technology sector. Prior to that, Mr. Li was a consultant at Boston Consulting Group from July 2004 to January 2007. Mr. Li holds a Bachelor’s degree and a Master’s degree from Beijing University of Posts and Telecommunications. He has a demonstrated a track record of successful venture capital investments in disruptive technologies, including Cloud/SaaS/AI/Robotics/Drone/Network security. Mr. Li currently holds the director position of over 30 start-up companies.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAIHEAT LIMITED

Date: July 9, 2025	By:	/s/ Jianwei Li
	Name:	Jianwei Li
	Title:	Director

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